Highlights

Trading             o    Consolidated second quarter 2005 net sales amounted to
Statement                EUR 10.4 billion

                    o Decline of 0.9% compared to same period last year impacted by lower U.S. dollar exchange rate

Second Quarter      o    Consolidated second quarter 2005 net sales, excluding
2005                     currency impact, grew by 0.6%


     Zaandam, The Netherlands, August 4, 2005 - Ahold today announced consolidated net sales (excluding VAT) of EUR 10.4 billion for the second quarter of 2005 (12 weeks: April 25, 2005 - July 17, 2005), a decline of 0.9% compared to the same period last year (Q2 2004: EUR 10.5 billion). Net sales were impacted by the lower U.S. dollar exchange rate. Net sales excluding currency impact increased by 0.6% in the second quarter of 2005.

     The figures presented in this trading statement include net sales accounted for in accordance with International Financial Reporting Standards ("IFRS"), which is Ahold's primary GAAP. Under IFRS, net sales figures are adjusted to exclude discontinued operations. The impact from the adoption of IFRS is discussed under "Adoption of IFRS" below.

     The net sales figures presented in this press release are preliminary and unaudited.


                                                                        2005028


     Ahold Corporate Communications: +31 (0)75 659 5720


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                                   page 2 of 5


Net sales per segment
---------------------------------------------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                                             Q2        Q2                 First half    First half
                                                           2005     2004*      % change   year 2005     year 2004*     % change

    Stop & Shop/Giant-Landover Arena            USD   3,823     3,676         4.0%       8,853        8,483           4.4%
Stop & Shop/Giant-Landover Arena                          3,090     3,042        1.6%       6,938         6,912          0.4%
    Giant-Carlisle/Tops Arena                   USD   1,472     1,496        (1.6%)      3,421        3,412           0.3%
Giant-Carlisle/Tops Arena                                 1,191     1,238        (3.8%)      2,682        2,780          (3.5%)
Albert Heijn Arena                                        1,527     1,455         4.9%       3,530        3,377           4.5%
Central Europe Arena                                        412       404         2.0%         818          758           7.9%
Schuitema                                                   737       730         1.0%       1,677        1,673           0.2%
---------------------------------------               ---------------------------------     -------------------------------------
Total retail                                              6,957     6,869         1.3%      15,645       15,500           0.9%

   U.S. Foodservice                             USD   4,319     4,438        (2.7%)      9,911        9,980          (0.7%)
U.S. Foodservice                                          3,492     3,673        (4.9%)      7,770        8,135          (4.5%)
Ahold Group                                              10,449    10,542        (0.9%)     23,415       23,635          (0.9%)
---------------------------------------               ---------------------------------     -------------------------------------
Unconsolidated JVs and equity investees                   2,761     2,766        (0.2%)      5,371        5,431          (1.1%)

Average U.S. dollar exchange rate (EUR per U.S. dollar)  0.8085    0.8277        (2.3%)     0.7837       0.8148          (3.8%)
---------------------------------------------------------------------------------------------------------------------------------
*Comparative 2004 figures have been adjusted to exclude discontinued operations in accordance with
IFRS.

Stop & Shop/Giant-Landover Arena

* Net sales at our Stop & Shop/Giant-Landover Arena in the second quarter of 2005 increased by 4.0% to USD 3.8 billion (Q2 2004: USD 3.7 billion). Net sales in the second quarter of 2005 included USD 23.5 million of net sales from the American Sales Company to BI-LO and Bruno's which, prior to their divestment in the first quarter of 2005, were eliminated as intercompany sales. Excluding this USD 23.5 million, net sales would have increased by 3.4% versus Q2 2004.
* Identical sales at Stop & Shop increased by 0.8%, an increase of 1.0% over the previous quarter. The average basket size increased while the identical customer count decreased versus the same period last year.
* Identical sales at Giant-Landover declined by 4.7%. Both identical customer count and average basket size remained unfavorable versus the same period last year primarily because of competitive pressure.
* Comparable sales at Stop & Shop increased by 1.3%, while comparable sales at Giant-Landover declined by 4.1%.
*    Peapod continued to show strong net sales growth.

     Giant-Carlisle/Tops Arena

* Net sales at our Giant-Carlisle/Tops Arena in the second quarter of 2005 decreased by 1.6% to USD 1.5 billion (Q2 2004: USD 1.5 billion). Excluding the 198 convenience stores which were divested during the second quarter, the net sales would have been at the same level as last year.
* Identical sales at Giant-Carlisle increased by 3.6% mainly due to consistent growth in net sales per customer, driven by our successful customer loyalty programs and effective pricing within a very competitive market. Identical sales at Tops declined by 4.1%, mostly impacted by a lower identical customer count, especially in the Northeast Ohio region.
* Comparable sales at Giant-Carlisle increased by 4.6%, while comparable sales at Tops declined by 2.9%.

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                                   page 3 of 5

     Albert Heijn Arena

* Net sales at our Albert Heijn Arena in the second quarter of 2005 increased by 4.9% to EUR 1.5 billion (Q2 2004: EUR 1.5 billion).
*    Albert Heijn net sales increased by 5.5% to EUR 1.4 billion (Q2 2004: EUR
     1.3 billion) driven by strong identical sales, as a result of the price repositioning program.
* Identical sales at Albert Heijn increased by 4.8% as a result of substantially higher volumes in a deflationary market. The growth in identical customer count remained strong and favorable.

     Central Europe Arena

* Net sales at our Central Europe Arena in the second quarter of 2005 increased by 2.0% to EUR 412 million (Q2 2004: EUR 404 million). Net sales excluding currency impact decreased by 5.6%. Excluding the divested Polish hypermarkets the net sales growth, excluding currency impact, would have been 4.0%.
* Identical sales for the Central Europe Arena declined by 5.1% due to a substantially lower average basket size, which was partly offset by more customers. The lower average basket size is a result of fierce price competition and a strong customer focus on discounted articles.

     Schuitema

* Net sales at Schuitema in the second quarter of 2005 increased by 1.0% to EUR 737 million (Q2 2004: EUR 730 million).
* In a deflationary market, Schuitema was able to increase net sales, mainly driven by higher volumes.

     U.S. Foodservice

* In the second quarter of 2005 U.S. Foodservice net sales decreased by 2.7% to USD 4.3 billion (Q2 2004: USD 4.4 billion).
* Net sales for the quarter were negatively impacted by approximately 3% as a result of the company's decision to exit certain business.
* Food inflation during the second quarter had only a minimal impact on net sales.

     Unconsolidated joint ventures and equity investees

* Net sales at our unconsolidated joint ventures and equity investees in the second quarter of 2005 decreased by 0.2% to EUR 2.8 billion (Q2 2004: EUR
     2.8 billion).
*    At ICA, net sales in the second quarter of 2005 decreased by 1.3% to SEK
     17.9 billion (Q2 2004: SEK 18.1 billion). Excluding the impact of the deconsolidation of the joint venture in the Baltics and the divestment of the Danish operations, net sales would have increased by 5.3%.
* Net sales grew strongly at ICA Sweden, driven by increased volumes. Net sales development in Norway remained unfavorable due to a reduced number of stores, strong competition and a store conversion program.

     [Graphic omitted] Ahold
     www.ahold.com

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                                  page 4 of 5


Adoption of IFRS

This trading statement includes net sales accounted for in accordance with IFRS, which is our primary GAAP as from 2005. IFRS is subject to ongoing review and endorsement by the European Union ("EU") and possible amendment by interpretative guidance from the International Accounting Standards Board ("IASB") and, therefore, may be subject to change before the 2005 year-end. The net sales presented in this trading statement (including comparative figures for the second quarter and first half year 2004) have been adjusted to exclude discontinued operations in accordance with IFRS. Under Dutch GAAP, the results from operations that qualify as discontinued operations are included in continuing operations in the statement of operations until the date the operations are sold. Under IFRS, the results from operations that qualify as discontinued operations are presented separately from continuing operations in the statement of operations. As required under IFRS, the prior year net sales figures included as comparatives in this trading statement have been adjusted to exclude net sales from discontinued operations. Following is a reconciliation between reported net sales in the second quarter and first half year 2004 under Dutch GAAP and comparative net sales under IFRS for the same period:


in millions
                                                     Q2 2004           First half year 2004
Net sales under Dutch GAAP as previously reported    EUR  12,317       EUR  27,687
Presentation differences:
- Net sales from discontinued operations             EUR  (1,788)      EUR  (4,066)
- Other *                                            EUR      13       EUR      14
--------------------------------------------------------------------------------------------
Net sales as reported under IFRS                     EUR  10,542       EUR 23,635

* Primarily relates to a change in the classification of the amortization charges of capitalized commercial expenses and net sales of Schuitema stores that were held temporarily and that were not consolidated under Dutch GAAP, at Schuitema. Comparative net sales presented for the second quarter and first half year of 2004 for our unconsolidated joint venture ICA are also impacted by the consolidation under IFRS of temporarily held stores.

Net sales from discontinued operations for the second quarter and first half year 2005, which have been excluded from consolidated net sales under IFRS, amounted to EUR 207 million and EUR 790 million, respectively.

The following operations qualified as discontinued operations under IFRS at the end of the second quarter of 2005:


Bompreco and Hipercard            divested in the first quarter of 2004
Thailand                          divested in the first quarter of 2004
Spain                             divested in the fourth quarter of 2004
Disco                             divested** in the fourth quarter of 2004
BI-LO and Bruno's                 divested in the first quarter of 2005
G. Barbosa                        divested in the first quarter of 2005
Deli XL                           closing expected in the third quarter of 2005


** Ownership of approximately 85% of the outstanding shares in Disco has been transferred; we intend to transfer the remaining Disco shares as soon as legally possible.

Definitions

*    Identical sales: net sales from exactly the same stores in local currency.
*    Comparable sales: identical sales plus net sales from replacement stores.
* Currency impact: the impact of using different exchange rates to translate the financial information of certain of our subsidiaries to Euros. For comparison purposes, the financial information of the previous year is adjusted using the actual exchange rates in order to understand this currency impact.
*    Identical customer count: customer count from exactly the same stores.

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                                   page 5 of 5

Non-GAAP financial measures

In certain instances, results exclude the impact of fluctuations in currency exchange rates used in the translation of our foreign subsidiaries' financial results into Euro or are presented in local currencies. Our management believes these measures provide a better insight into the operating performance of oreign subsidiaries.
This press release includes the following non-GAAP financial measures:
(1)  Net sales excluding currency impact.
(2)  Net sales growth/decline excluding currency impact.
(3) Net sales excluding the impact of divestitures. Management believes that by excluding divestitures, this measure provides a better insight into the operating performance and results from the continuing operations of the subsidiary.
(4) Net sales excluding the impact of a deconsolidated joint venture and a divestiture. Management believes that by excluding the impact of a deconsolidated joint venture and a divestiture, this measure provides a better insight into the operating performance of the entity.
(5) Net sales excluding the impact of net sales to former subsidiaries. Management believes that by excluding net sales to former subsidiaries, this measure allows for better comparisons to prior periods.


Disclaimer

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the closing of the divestment of Deli XL and the timing thereof and the transfer of the remaining approximately 15% of the Disco shares. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in the forward-looking statements include, but are not limited to, unexpected delays in the completion of the Deli XL divesture, the inability to satisfy, or delays in satisfying, the closing conditions for the Deli XL divesture, any inability to transfer, or delay in transferring, the remaining approximately 15% of the Disco shares, the inability to address, or delays in addressing, court orders in effect currently or in the future that may prohibit the sale and/or transfer of Disco shares and other legal obstacles to the completion of the transaction, actions of courts, law enforcement agencies, governmment agencies and other third parties, and other factors some of which are discussed in the public filings of Ahold. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."


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